UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CNH Industrial Capital LLC

(Exact Name of registrant as specified in its charter)

Delaware	39-1937630
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

CNH Industrial Capital LLC 5729 Washington Avenue Racine, WI	53406
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	Not applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box.  ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable):

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Limited Liability Company Interests

(Title of class)

Item 1: Description of Registrant’s Securities to be Registered

This Registration Statement on Form 8-A is being filed by CNH Industrial Capital LLC (the “Registrant”) to register its limited liability company interests (the “LLC Interests”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

The Registrant’s governing instrument, and the instrument defining the rights, preferences and privileges of the LLC Interests, is the Registrant’s Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) attached as Exhibit 3.2 hereto. The LLC Interests are also governed by the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.) (the “Act”), as amended from time to time.

The Member (as defined below) has contributed to the Registrant property of an agreed value as provided in the LLC Agreement. The Member is not required to make any additional capital contribution to the Registrant. However, the Member may make additional capital contributions to the Registrant at any time upon the written consent of such Member. The “Member” means CNH Industrial America LLC, as the initial member of the Registrant, and includes any Person (as defined below) admitted as an additional member of the Registrant or a substitute member of the Registrant with the written consent of the Member, each in its capacity as a member of the Registrant.

The LLC Agreement provides that the business and affairs of the Registrant shall be managed by or under the direction of a board of one or more directors designated by the Member (the “Board”). The Member may determine at any time in its sole and absolute discretion the number of directors to constitute the Board. The authorized number of directors may be increased or decreased by the Member at any time in its sole and absolute discretion. The LLC Agreement designates each director as a “manager” of the Registrant within the meaning of the Act.

The LLC Agreement provides that the Board shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the Registrant’s purposes, which consist of (i) issuing LLC interests as provided for in the LLC Agreement and (ii) engaging in any lawful act or activity and exercising any powers permitted to limited liability companies organized under the laws of the State of Delaware. Subject to these purposes, the Board has the authority to bind the Registrant.

(a)(1)

(i)	Dividend Rights.

Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in the LLC Agreement, the Registrant is not required to make a distribution to the Member on account of its interest in the Registrant if such distribution would violate Section 18-607 of the Act or any other applicable law.

(ii)	Terms of Conversion.

Not applicable.

(iii)	Sinking Fund Provisions.

Not applicable.

(iv)	Redemption Provisions.

Not applicable.

(v)	Voting Rights.

The LLC Agreement provides that the Member has the power to designate the directors to constitute the Board and to increase or decrease the authorized number of directors. The Member also has the power to designate the officers of the Registrant. In addition, the Member may modify, alter, supplement or amend the LLC Agreement.

(vi)	Classification of the Board of Directors.

Not applicable.

(vii)	Liquidation Rights.

In the event of dissolution, the Registrant shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Registrant in an orderly manner), and the assets of the Registrant shall be applied in the manner, and in the order of priority, set forth in the Act.

The Registrant shall terminate when (i) all of the assets of the Registrant, after payment of or due provision for all debts, liabilities and obligations of the Registrant shall have been distributed to the Member in the manner provided for in the LLC Agreement and (ii) the Certificate of Formation (attached hereto as Exhibit 3.1) shall have been canceled in the manner required by the Act.

(viii)	Preemption Rights.

Not applicable.

(ix)	Liability Imposed on the Stockholders.

The Member is obligated by Section 18-502 of the Act to perform any promise to contribute cash or property or to perform services, even if the Member is unable to perform because of death, disability or any other reason. If the Member does not make the required contribution of property or services, the Member is obligated at the option of the Registrant to contribute cash equal to that portion of the agreed value (as stated in the records of the Registrant) of the contribution that has not been made. The foregoing option shall be in addition to, and not in lieu of, any other rights, including the right to specific performance, that the Registrant may have against such Member under the LLC Agreement or applicable law.

The obligation of the Member to make a contribution or return money or other property paid or distributed in violation of the Act may be compromised only by consent of all the Members. Notwithstanding the compromise, a creditor of the Registrant who extends credit, after entering into the LLC Agreement or an amendment thereto which, in either case, reflects the obligation, and before the amendment thereof to reflect the compromise, may enforce the original obligation to the extent that, in extending credit, the creditor reasonably relied on the obligation of the Member to make a contribution or return. A conditional obligation of the Member to make a contribution or return money or other property to the Registrant may not be enforced unless the conditions of the obligation have been satisfied or waived as to or by such Member. Conditional obligations include contributions payable upon a discretionary call of the Registrant prior to the time the call occurs.

Neither the Member nor any officer, director, employee or agent of the Registrant nor any employee, representative, agent or affiliate of the Member (collectively, the “Covered Persons”) shall be liable to the Registrant or any other Person who has an interest in or claim against the Registrant for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person’s gross negligence or willful misconduct. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Registrant for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, that any indemnity under the LLC Agreement by the Registrant shall be provided out of and to the extent of Registrant assets only, and the Member shall not have personal liability on account thereof.

Except as otherwise expressly provided by the Act, the debts, obligations and liabilities of the Registrant, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Registrant, and the Member shall not be obligated personally for any such debt, obligation or liability of the Registrant solely by reason of being a Member of the Registrant.

(x)	Restriction on Alienability.

The Member may assign in whole or in part its LLC Interests in the Registrant to any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization, or other organization, whether or not a legal entity, or any governmental authority (a “Person”) or persons. If the Member transfers all of its LLC Interests in the Registrant, the transferee shall be admitted to the Registrant as a member of the Registrant upon its execution of an instrument signifying its agreement to be bound by the terms and conditions of the LLC Agreement. Such admission shall be deemed effective immediately prior to the transfer and, immediately following such admission, the transferor Member shall cease to be a member of the Registrant. Notwithstanding anything in the LLC Agreement to the contrary, any successor to the Member by merger or consolidation shall, without further act, be the Member, and such merger or consolidation shall not constitute an assignment for purposes of the LLC Agreement and the Registrant shall continue without dissolution.

The Registrant may not issue any LLC Interests, and no interest in the Registrant may be transferred, assigned, pledged, hypothecated or otherwise disposed of, except in conformity with the requirements above.

One or more additional Members of the Registrant may be admitted to the Registrant with the written consent of the Member.

(xi)	Provision that Discriminates Against a Stockholder.

Not applicable.

(a)(2) Modification of the Rights of Holders.

The LLC Agreement may be modified, altered, supplemented or amended pursuant to a written agreement executed and delivered by the Member.

(a)(3)-(a)(5)

Not applicable.

(b)	Debt Securities.

Not applicable.

(c)	Warrants of Rights.

Not applicable.

(d)	Other Securities.

Securities to be registered consist of limited liability company interests.

(e)	Market Information for Securities Other Than Common Equity as described above.

Not applicable.

(f)	American Depositary Receipts.

Not applicable.

Item 2: Exhibits

3.1	Certificate of Formation of CNH Industrial Capital LLC, dated December 31, 2004, as amended by the Certificate of Amendment to the Certificate of Formation of CNH Industrial Capital LLC, dated February 10, 2014 (incorporated by reference to Exhibit 3.1 to the annual report on Form 10-K of the Registrant for the year ended December 31, 2013).

3.2	Amended and Restated Limited Liability Company Agreement of CNH Industrial Capital LLC, amended on July 7, 2011 (incorporated by reference to Exhibit 3.2 to the registration statement on Form S-4 of the Registrant (File No. 333-182411) filed on June 28, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CNH Industrial Capital LLC

By:	/s/ Brett D. Davis
Name: Brett D. Davis
Title: Chairman and President

Date: September 11, 2015

EXHIBIT INDEX

Exhibit No.	Description

3.1	Certificate of Formation of CNH Industrial Capital LLC, dated December 31, 2004, as amended by the Certificate of Amendment to the Certificate of Formation of CNH Industrial Capital LLC, dated February 10, 2014 (incorporated by reference to Exhibit 3.1 to the annual report on Form 10-K of the Registrant for the year ended December 31, 2013).

3.2	Amended and Restated Limited Liability Company Agreement of CNH Industrial Capital LLC, amended on July 7, 2011 (incorporated by reference to Exhibit 3.2 to the registration statement on Form S-4 of the Registrant (File No. 333-182411) filed on June 28, 2012).